

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2015

<u>Via E-mail</u>
Mahendra Singh Mehta
Chief Executive Officer
Sesa Sterlite Limited
20 EDC Complex
Patto, Panaji
Goa 403001, India

  Re: **Sesa Sterlite Limited**
     Form 20-F for the Fiscal Year Ended March 31, 2014
     Filed August 15, 2014
     File No. 001-33175

Dear Mr. Mehta:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

             Sincerely,

             /s/ John Reynolds

             John Reynolds
             Assistant Director